SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(b) AND (c)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

                         (Amendment No. ______________)*

                          OUTSOURCE INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   690131 10 7
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                                 (CUSIP Number)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO.  690131 10 7                  13G                  PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         PAUL M. BURRELL
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group            (a) |_|
         (SEE Instructions)                                          (b) |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

               USA
--------------------------------------------------------------------------------
                                5    Sole Voting Power
         NUMBER OF                   89,156
          SHARES                ------------------------------------------------
       BENEFICIALLY             6    Shared Voting Power
         OWNED BY                    401,812
           EACH                 ------------------------------------------------
         REPORTING              7    Sole Dispositive Power
          PERSON                     89,156
           WITH                 ------------------------------------------------
                                8    Shared Dispositive Power
                                    401,812
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         490,968
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| (SEE Instructions)
--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         5.8%
--------------------------------------------------------------------------------
12       Type of Reporting Person (SEE Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 690131 10 7                13G                     PAGE 3 OF 10 PAGES


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         SUSAN BURRELL
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group              (a) |_|
         (SEE Instructions)                                            (b) |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

               USA
--------------------------------------------------------------------------------
                                5    Sole Voting Power
         NUMBER OF                   45,500
          SHARES                ------------------------------------------------
       BENEFICIALLY             6    Shared Voting Power
         OWNED BY                    401,812
           EACH                 ------------------------------------------------
         REPORTING              7    Sole Dispositive Power
          PERSON                     45,500
           WITH                 ------------------------------------------------
                                8    Shared Dispositive Power
                                     401,812
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         447,312
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares   |_|
         (SEE Instructions)
--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         5.3%
--------------------------------------------------------------------------------
12       Type of Reporting Person (SEE Instructions)

         IN
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                  OutSource International, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1144 East Newport Center Drive
                  Deerfield Beach, FL  33442

Item 2.

         (a)      Name of Persons Filing:

                  Paul M. Burrell and Susan Burrell

         (b)      Address of Principal Business Office or if None, Residence:

                  1144 East Newport Center Drive
                  Deerfield Beach, FL  33442

         (c)      Citizenship:

                  USA

         (d)      Title of Class of Securities:

                  Common Stock, par value $.001

         (e)      Cusip Number:

                  690131 10 7

Item 3.

         N/A

Item 4.  Ownership

         A.(a)    Amount Beneficially Owned by Paul M. Burrell:         490,968

                  Includes 50,500 shares held of record by Mr. Burrell, 401,812 held of record as joint tenants by the entireties with Susan Burrell, options to purchase 17,727 shares and warrants to purchase 20,929 shares.

         (b)      Percent of Class: 5.8%



                               Page 4 of 10 Pages

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           89,156

                  (ii)     Shared power to vote or to direct the vote:
                           401,812

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  89,156

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   401,812

         B.(a)    Amount Beneficially Owned by Susan Burrell:           447,312

                  Includes 45,500 shares held of record and 401,812 held of record as joint tenants by the entireties with Paul M. Burrell.

         (b)      Percent of Class: 5.3%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           45,500

                  (ii)     Shared power to vote or to direct the vote:
                           401,812

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  45,500

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   401,812

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A


                               Page 5 of 10 Pages

Item 8.  Identification and Classification of Members of the Group

         Paul M. Burrell
         Susan Burrell

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10.         Certification

                  N/A




                          REMAINDER OF PAGE LEFT BLANK







                               Page 6 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11th, 1998

                                          /s/ PAUL M. BURRELL
                                          --------------------------------------
                                          Paul M. Burrell

                                          /s/ SUSAN BURRELL
                                          --------------------------------------
                                          Susan Burrell



                               Page 7 of 10 Pages

                                    EXHIBITS

Exhibit A         Joint Filing Statement

Exhibit B         Power of Attorney






                               Page 8 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 11th day of February, 1998.


                                       /s/ PAUL M. BURRELL
                                       -----------------------------------------
                                       Paul M. Burrell

                                       /s/ SUSAN BURRELL
                                       -----------------------------------------
                                       Susan Burrell

                                    Exhibit B


STATE OF FLORIDA                  )
COUNTY OF BROWARD                 )




                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that the undersigned has made, constituted and appointed, and by these presents does make, constitute and appoint Paul M. Burrell, my true and lawful attorney-in-fact, for me and in my name, place and stead to sign my name in my capacity to any and all Schedule 13Gs and any and all amendments thereto which I am required to file, to file such instruments with the Securities and Exchange Commission and any other appropriate regulatory agency and to deliver such instruments to OutSource International, Inc., the Nasdaq Stock Market, Inc. and any other appropriate regulatory agency.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my seal, this 11th day of February, 1998.


                                           /s/ SUSAN BURRELL
                                           -------------------------------------
                                           Susan Burrell



Signed, Sealed and delivered in
the presence of:

/s/ PHYLLIS J. HART
-------------------------------
Notary Public
(Apply Notary Seal Below)